Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04035361

June 29, 2004

SEC MAIL PROCESSING
RECEIVED
JUL 0 1 2004
WASH. D.C. 158 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

v\mb\ltr\Sec12s.doc

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Holder | Account Designation | Holding |
|---|---|---|
| Chase Nominees Ltd | 18409 | 160,781 |
| Chase Nominees Ltd | 21359 | 155,427 |
| Chase Nominees Ltd | 20947 | 5,419,126 |
| Bank of Ireland | BNX009IE | 57,879 |
| Barclays Capital Nominees Ltd | | 128,056 |
| Barclays Trust Co As Exec/Adm | | 11 |
| Chase Nominees Ltd | 17011 | 4,987 |
| Chase Nominees Ltd | 16344 | 58,747 |
| Chase Nominees Ltd | 16345 | 100,227 |
| Chase Nominees Ltd | 16331 | 80,546 |
| Chase Nominees Ltd | 16341 | 196,199 |
| Chase Nominees Ltd | 16341 | 209,736 |
| Chase Nominees Ltd | 16338 | 20,651 |
| Chase Nominees Ltd | 16342 | 37,583 |
| Chase Nominees Ltd | 16400 | 2,779,890 |
| BNP Paribas | 601165 | 8,439 |

| | | | |
|---|---|---|---|
| Chase Nominees Ltd | | 16376 | 165,896 |
| Clydesdale Nominees | HGB0125 | 323364 | 514 |
| Clydesdale Nominees | HGB0125 | 323372 | 1,315 |
| Clydesdale Nominees | HGB0125 | 324018 | 221 |
| Clydesdale Nominees | HGB0125 | 324085 | 374 |
| Clydesdale Nominees | HGB0125 | 324450 | 189 |
| Clydesdale Nominees | HGB0125 | 324492 | 2,666 |
| Clydesdale Nominees | HGB0125 | 497036 | 205 |
| Clydesdale Nominees | HGB0125 | 593965 | 306 |
| Clydesdale Nominees | HGB0125 | 594198 | 202 |
| Clydesdale Nominees | HGB0125 | 595712 | 238 |
| Clydesdale Nominees | HGB0125 | 595801 | 428 |
| Clydesdale Nominees | HGB0125 | 595968 | 237 |
| Clydesdale Nominees | HGB0125 | 596123 | 387 |
| Clydesdale Nominees | HGB0125 | 596980 | 862 |
| Clydesdale Nominees | HGB0125 | 597103 | 219 |
| Clydesdale Nominees | HGB0125 | 597308 | 518 |
| Clydesdale Nominees | HGB0125 | 597324 | 707 |
| Clydesdale Nominees | HGB0125 | 597332 | 211 |
| Clydesdale Nominees | HGB0125 | 597359 | 189 |
| Clydesdale Nominees | HGB0125 | 597375 | 702 |
| Clydesdale Nominees | HGB0125 | 597383 | 903 |
| Clydesdale Nominees | HGB0125 | 597448 | 685 |
| Clydesdale Nominees | HGB0125 | 597537 | 239 |
| Clydesdale Nominees | HGB0125 | 597758 | 470 |
| Clydesdale Nominees | HGB0125 | 645442 | 635 |
| Clydesdale Nominees | HGB0125 | 651361 | 245 |
| Clydesdale Nominees | HGB0125 | 668604 | 213 |
| Clydesdale Nominees | HGB0125 | 678693 | 427 |
| Clydesdale Nominees | HGB0125 | 679401 | 3,257 |

| | | | |
|---|---|---|---|
| Clydesdale Nominees | HGB0125 | 691088 | 375 |
| Clydesdale Nominees | HGB0125 | 692386 | 1,070 |
| Clydesdale Nominees | HGB0125 | 693030 | 680 |
| Clydesdale Nominees | HGB0125 | 693404 | 400 |
| Clydesdale Nominees | HGB0125 | 693900 | 490 |
| Clydesdale Nominees | HGB0125 | 694028 | 219 |
| Clydesdale Nominees | HGB0125 | 694222 | 309 |
| Clydesdale Nominees | HGB0125 | 694516 | 415 |
| Clydesdale Nominees | HGB0125 | 697329 | 2,143 |
| Clydesdale Nominees | HGB0125 | 697388 | 242 |
| Clydesdale Nominees | HGB0125 | 702950 | 259 |
| Clydesdale Nominees | HGB0125 | 702977 | 370 |
| Clydesdale Nominees | HGB0125 | 703086 | 268 |
| Clydesdale Nominees | HGB0125 | 703140 | 237 |
| Clydesdale Nominees | HGB0125 | 703353 | 490 |
| Clydesdale Nominees | HGB0125 | 703396 | 313 |
| Clydesdale Nominees | HGB0125 | 703809 | 279 |
| Clydesdale Nominees | HGB0125 | 703876 | 230 |
| Clydesdale Nominees | HGB0125 | 703884 | 321 |
| Clydesdale Nominees | HGB0125 | 703914 | 192 |
| Clydesdale Nominees | HGB0125 | 704007 | 215 |
| Clydesdale Nominees | HGB0125 | 807507 | 1,403 |
| Clydesdale Nominees | HGB0125 | 807663 | 311 |
| Clydesdale Nominees | HGB0125 | 866805 | 459 |
| Clydesdale Nominees | HGB0125 | 870357 | 945 |
| Clydesdale Nominees | HGB0125 | 886083 | 278 |
| Clydesdale Nominees | HGB0125 | 887365 | 312 |
| Clydesdale Nominees | HGB0125 | 3000000 | 303 |
| Clydesdale Nominees | HGB0125 | 3000441 | 180 |
| Clydesdale Nominees | HGB0125 | 3100012 | 239 |

| | | | |
|---|---|---|---|
| Clydesdale Nominees | HGB0125 | 3100039 | 493 |
| Clydesdale Nominees | HGB0125 | 3100071 | 635 |
| Clydesdale Nominees | HGB0125 | 3100420 | 385 |
| Clydesdale Nominees | HGB0125 | 3100926 | 846 |
| Clydesdale Nominees | HGB0125 | 3101175 | 200 |
| Clydesdale Nominees | HGB0125 | 3101280 | 409 |
| Clydesdale Nominees | HGB0125 | 3101787 | 297 |
| Clydesdale Nominees | HGB0125 | 3101876 | 499 |
| Clydesdale Nominees | HGB0125 | 3102058 | 244 |
| Clydesdale Nominees | HGB0125 | 3102317 | 244 |
| Clydesdale Nominees | HGB0125 | 3102546 | 498 |
| Clydesdale Nominees | HGB0125 | 3102660 | 223 |
| Clydesdale Nominees | HGB0125 | 3103119 | 344 |
| Clydesdale Nominees | HGB0125 | 3105600 | 382 |
| Clydesdale Nominees | HGB0125 | 3105820 | 225 |
| Clydesdale Nominees | HGB0125 | 7000000 | 360 |
| Clydesdale Nominees | HGB0125 | 7000093 | 343 |
| Clydesdale Nominees | HGB0125 | 7000182 | 346 |
| Clydesdale Nominees | HGB0125 | 7000662 | 311 |
| Clydesdale Nominees | HGB0125 | 7000697 | 2,084 |
| Clydesdale Nominees | HGB0125 | 7000832 | 223 |
| Clydesdale Nominees | HGB0125 | 7001065 | 276 |
| Clydesdale Nominees | HGB0225 | 222649 | 226 |
| Clydesdale Nominees | HGB0225 | 436770 | 315 |
| Clydesdale Nominees | HGB0225 | 484015 | 547 |
| Clydesdale Nominees | HGB0225 | 595798 | 450 |
| Clydesdale Nominees | HGB0225 | 597758 | 342 |
| Clydesdale Nominees | HGB0225 | 673551 | 200 |
| Clydesdale Nominees | HGB0225 | 701601 | 571 |
| Clydesdale Nominees | HGB0225 | 703213 | 228 |

| | | | |
|---|---|---|---|
| Clydesdale Nominees | HGB0225 | 703825 | 289 |
| Clydesdale Nominees | HGB0225 | 703833 | 1,264 |
| Clydesdale Nominees | HGB0225 | 878188 | 290 |
| Clydesdale Nominees | HGB0325 | 703094 | 251 |
| Clydesdale Nominees | HGB1025 | 837619 | 1,967 |
| Investors Bank And Trust Co. | | 428169 | 52,299 |
| Investors Bank And Trust Co. | | 500227 | 1,303,289 |
| Investors Bank And Trust Co. | | 502872 | 404,972 |
| Investors Bank And Trust Co. | | 508068 | 68,984 |
| Investors Bank And Trust Co. | | 527191 | 1,488,053 |
| Investors Bank And Trust Co. | | 536747 | 385,412 |
| Investors Bank And Trust Co. | | 552942 | 190,323 |
| Investors Bank And Trust Co. | | 555879 | 2,925 |
| Investors Bank And Trust Co. | | 573039 | 46,320 |
| Investors Bank And Trust Co. | | 583293 | 306,132 |
| Investors Bank And Trust Co. | | 585439 | 3,507 |
| Investors Bank And Trust Co. | | 585918 | 1,600 |
| Investors Bank And Trust Co. | | 588888 | 5,723 |
| Investors Bank And Trust Co. | | 590421 | 3,071 |
| Investors Bank And Trust Co. | | 595966 | 153,786 |
| Investors Bank And Trust Co. | | 601744 | 3,230 |
| Investors Bank And Trust Co. | | 911140 | 7,731 |
| JPMorgan Chase Bank | | 540186 | 118,149 |
| JPMorgan Chase Bank | | 555465 | 44,838 |
| JPMorgan Chase Bank | | 599123 | 8,410 |
| JPMorgan Chase Bank | | BTC034IE | 2,954 |
| JPMorgan Chase Bank | | BTC045IE | 33,095 |
| JPMorgan Chase Bank | | BTGF01IE | 79,810 |
| JPMorgan Chase Bank | | BTGF04IE | 21,573 |
| JPMorgan Chase Bank | | BTGF05IE | 119,958 |

| | | |
|---|---|---|
| JPMorgan Chase Bank | BTGF07IE | 71,430 |
| JPMorgan Chase Bank | BTK001IE | 33,958 |
| JPMorgan Chase Bank | BTS004IE | 30,008 |
| JPMorgan Chase Bank | BTS005IE | 7,748 |
| JPMorgan Chase Bank | BTS011IE | 11,827 |
| JPMorgan Chase Bank | BTS015IE | 21,660 |
| JPMorgan Chase Bank | BTS024IE | 2,743 |
| JPMorgan Chase Bank | BTS028IE | 130,740 |
| JPMorgan Chase Bank | BTS031IE | 5,725 |
| JPMorgan Chase Bank | BTS033IE | 2,461 |
| JPMorgan Chase Bank | BTS036IE | 21,937 |
| JPMorgan Chase Bank | BTS037IE | 12,562 |
| Master Trust Bank | BNNP06IE | 17,009 |
| Mellon Trust - Boston | 591668 | 46,104 |
| Mellon Trust of New England | 604652 | 80,451 |
| Mitsubishi Trust International | BNN018IE | 1,469 |
| Mitsubishi Trust International | BNN024IE | 5,922 |
| Mitsubishi Trust International | BNN033IE | 10,081 |
| Mitsubishi Trust International | BNN046IE | 12,509 |
| Northern Trust Bank - BGI SEPA | 581610 | 120,564 |
| Northern Trust Bank - BGI SEPA | 584069 | 55,947 |
| Northern Trust Bank - BGI SEPA | 604162 | 19,358 |
| R C Greig Nominees Limited a/c | BL1 | 5,555 |
| R C Greig Nominees Limited a/c | CM1 | 1,565 |
| R C Greig Nominees Limited GP1 | GP1 | 12,588 |
| R C Greig Nominees Limited SA1 | SA1 | 10,986 |
| State Street | BNX012IE | 6,003 |
| State Street | BNX019IE | 47,674 |
| State Street Bank & Trust - US | 604714 | 23,893 |
| State Street Bank & Trust - US | 713101 | 260,205 |

| | | |
|---|---|---|
| Sumitomo TB | BNN029IE | 8,325 |
| Sumitomo TB | BNN031IE | 3,769 |
| Sumitomo TB | BNN036IE | 6,590 |
| Swan Nominees Limited | | 1,580 |
| **Total** | | **15,599,789** |

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

21 June 2004

12. Total holding following this notification

15,599,789

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

21 June 2004

On the 23rd June 2004, Mr Kevin Davis, Director of the Company, purchased 6,688 ordinary shares in Man Group plc at a price of 1495p. Following this transaction Mr Davis is deemed to be interested in a total of 1,309,078 Man Group plc ordinary shares representing approximately 0.42% of the company's issued share capital.

On 24th June 2004, Mr Jon Aisbitt, Non-Executive Director, bought 25,000 ordinary shares in Man Group plc at a price of 1479.32p. Following this transaction Mr Aisbitt is deemed to be interested in a total of 75,000 Man Group plc ordinary shares representing approximately 0.024% of the Company's issued share capital.

RNS Number:1855A
Close Man Hedge Fund Ltd (The)
28 June 2004

Guernsey 28 June 2004

THE CLOSE MAN HEDGE FUND LIMITED

(A closed-ended investment company incorporated with limited liability in Guernsey, with registered number 41826)

RESULTS OF OFFER FOR SUBSCRIPTION

ADMISSION OF PARTICIPATING REDEEMABLE PREFERENCE SHARES TO LISTING ON THE CHANNEL ISLANDS STOCK EXCHANGE

The directors are pleased to announce that in accordance with the prospectus issued by The Close Man Hedge Fund Limited (the "Company") on 6 May 2004, 70,013,200 Participating Redeemable Preference Shares of the Company ("Shares") have been issued and admitted to listing and dealing on the Channel Islands Stock Exchange with effect from Monday 28 June 2004.

The Close Man Hedge Fund Limited is a Guernsey incorporated, closed-ended investment company, the Shares of which are denominated in Sterling.

The investment objective of the Company is to provide Shareholders over the medium term with target annualised absolute returns of 13 to 15 per cent. and target annualised volatility of 10 to 12 per cent. through an economic exposure to a diverse range of quantitative and qualitative hedge fund investment strategies selected by Man Global Strategies, an investment division of Man Investments Limited, the Investment Manager, whilst providing capital protection for Shareholders through investment in a capital guaranteed bond issued by The Royal Bank of Scotland.

There is no guarantee of trading performance and past or projected performance is not necessarily a guide to the future. The return and volatility targets quoted are based on performance projections of the investment approaches and investment strategies that have been used historically by Man Investments Limited to construct portfolios with similar anticipated investment exposures. Based upon these projections, Man Investments Limited believes that the target risk and return figures are realistic and achievable.

For further information contact:

John R Le Prevost
Anson Fund Managers Limited
Company Secretary.
Tel: Guernsey 01481 722260

Neither this press release nor any part of it may be released, mailed, transmitted, copied, distributed, taken or otherwise sent in or into the United States of America, Canada, Australia or Japan. Any failure to comply with these restrictions may constitute a violation of United States of America, Canada, Australia or Japanese Securities laws.

END OF ANNOUNCEMENT

28 June 2004

**Man Group raises US$705 million**

Man Group plc, the global provider of alternative investment products and futures broker, today announces that Man Global Strategies Diversified Series 2 Ltd ('Man Global Strategies Diversified Series 2') and the UK product Close Man Hedge Fund have together raised the equivalent of over US$705 million of client money.

Man Global Strategies Diversified Series 2 raised the equivalent of over $580 million in its three currency classes, Euros, US dollars and Swiss francs while Close Man Hedge Fund raised the equivalent of over US$125 million in Pounds Sterling. Both products will invest in a range of complementary hedge fund styles that include arbitrage, directional, equity hedge, long/short equity and managed futures. Across these styles, allocations will be made to a diversified range of quantitative and qualitative hedge fund strategies implemented by leading managers.

Stanley Fink, Chief Executive of the Man Group plc, today said:

"There continues to be strong demand for Man's products that can add diversification and enhance the risk/return profile of investors' existing portfolios. Our position as a leader in the hedge fund sector enables us to deliver high-quality alternative investment content in attractive formats to a large and growing universe of investors around the world."

These products are the latest to apply the extensive knowledge and experience of the Man Global Strategies' investment committee. The portfolio construction skills of Man Global Strategies are evident from the performance of the first product in the Man Multi-Strategy family, Man Multi-Strategy Guaranteed Ltd. With a track record dating back over three years, Man Multi-Strategy Guaranteed Ltd has generated strong and steady returns over a period that has been extremely difficult for traditional assets. As at 31 May 2004, it had achieved an annualised return of 10.6% since inception on 15 July 2000. This is particularly impressive compared to the annualised performance of world stocks – 5.1% and world bonds 9.1% over the same period. Capital guarantees have been provided for Man Global Strategies Diversified Series 2 by UBS AG, London Branch, and for Close Man Hedge Fund by Royal Bank of Scotland plc. These ensure investors the return of at least 100% of their initial investment at maturity as well as a potential for either profit lock-ins or income returns.

The next global launch will be Man RMF Multi-Style Series 2 Ltd, which will be open for investment on 23 August 2004. This product will target medium-term annualised growth of around 13-15% for an annualised volatility of around 7-8% for both USD and EUR class bonds while the CHF class bonds will target annualised growth of around 12-14% for annualised volatility of around 7-8%.

Enquiries
Man Group plc 020 7144 1000
David Browne

Merlin Financial 020 7653 6620
Paul Lockstone
Vanessa Maydon
Lachlan Johnston

Notes to Editors

About the Product
The products aim to perform independently of traditional stock and bond investments, thereby offering valuable diversification and enhancing the risk/return profile of an investment portfolio.
Man Global Strategies Diversified Series 2 closed on 21 June 2004 and is expected to start making initial investments from the middle of July. The USD-Class Bonds and EUR-Class Bonds will target annualised growth of around 13-15%,

while the CHF-Class Bonds will target annualised growth of around 12-14%, all for annualised volatility of around 7-8% over the medium-term. Close Man Hedge Fund closed on 18 June 2004 and is expected to start making initial investments from the middle of July. It is denominated in Pounds Sterling and is designed to produce annualised returns of around 13-15% for annualised volatility of around 10-12% over the medium term.

Man Global Strategies Diversified Series 2 is offered in USD, EUR and CHF capital bonds and USD and EUR income bonds. The capital bonds provide the security of 100% capital guarantees and a profit lock-in feature. The income bonds will also offer 100% capital guarantees, and a guaranteed coupon equivalent to 2.5% of the face value of the bonds will be paid for the first two years. Following the last guaranteed coupon payment, a discretionary annual performance-linked coupon may be paid on the income bonds.

The Close Man Hedge Fund has been designed specifically for UK investors. As well as being denominated in sterling, the Fund will offer redemption facilities at Net Asset Value every quarter and had a minimum investment of £10,000. As a closed ended investment company registered in Guernsey and listed on the Channel Islands Stock Exchange, the fund could be sold by IFAs and was eligible for inclusion in SIPPs, SSAS, PEP Transfers and ISAs. It will be capital gains assessable with the benefit of taper relief for UK investors.

Man Global Strategies constructs and manages hedge style and multi-strategy portfolios for Man Investments, including many of the portfolios for Man Investments' structured products. The investment professionals on the Man Global Strategies investment committee possess an average of 16 years of relevant investment experience. They have refined their multi-strategy asset allocation skills since 1996, when the Man-IP 220 Limited structured product was developed. Other successful product families have followed which offer different target risk and return ranges over the medium-term. Man Global Strategies also creates portfolios for banks and other institutional partners operating in local markets around the world. The products will also enjoy the benefit of capital guarantees that ensure investors the return of at least 100% of their initial investment at maturity as well as a potential for either profit lock-ins or income returns. These are provided for Man Global Strategies Diversified Series 2 by UBS AG, London Branch, at maturity on 28 February 2017 and for Close Man Hedge Fund by Royal Bank of Scotland at maturity on 31 December 2012.

About Man RMF Multi-Style Series 2 Ltd

Man RMF Multi-Style Series 2 Ltd ('Man RMF Multi-Style Series 2') is the latest product to provide access to RMF's superior investment selection expertise and excellent asset allocation and risk management skills. The product carries the added benefits of Man Investments' strong structuring capabilities - it offers increased investment exposure, principal protection and a profit lock-in feature. The investment objective of Man RMF Multi-Style Series 2 is to deliver an attractive level of absolute returns with controlled risk. The USD and EUR class bonds will both target annualised growth of around 13-15% for an annualised volatility of around 7-8% while the CHF-Class Bonds will target annualised growth of around 12-14% for annualised volatility of around 6-8% over the medium-term.

About Man Investments

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides innovative products and tailor-made solutions to private and institutional investors. Through its core investment managers - AHL, RMF, Glenwood and Man Global Strategies - Man has succeeded in developing leadership in hedge funds and has interests in other asset classes. In its core hedge fund asset class, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence and an extensive network of distribution partners. Further information on Man Investments can be found on www.maninvestments.com

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,800 people in 15 countries, with key centres in London, Pfaffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com

Man Group plc
29 June 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 28 June 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$20.86, down 1.46% from the previous week.

Contacts:

| | | |
|---|---|---|
| David Browne | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com